Subject to Completion Preliminary Term Sheet dated December 17, 2007	Filed Pursuant to Rule 433 Registration No. 333-132911

Units	Expected Pricing Date* January	, 2008
Accelerated Return NotesSM	Settlement Date* February	, 2008
Linked to the S&P Asia 50® Index	Maturity Date* April	, 2009
Due April , 2009	CUSIP No.
$10 principal amount per unit
Term Sheet No.

Merrill Lynch & Co., Inc.

•        3-to-1 upside exposure, subject to a cap of between 21.00% to 25.00%

•        A maturity of approximately 14 months

•        1-to-1 downside exposure, with no downside limit

•        No periodic interest payments

•        No listing on any securities exchange

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement ARN-4.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in January or February, the settlement date may occur in January or February and the maturity date may occur in March or April. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “S&P Asia 50®” and “S&P®” are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee.

Merrill Lynch & Co.

January     , 2008

Summary

The Accelerated Return NotesSM Linked to the S&P Asia 50® Index due April     , 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide a leveraged return for investors, subject to a cap, if the level of the S&P Asia 50® Index (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on valuation dates shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the original public offering price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Accelerated Return Notes	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of 23.00%, the midpoint of the range of 21.00% and 25.00%. The green line reflects the hypothetical returns on the Notes, while the dotted grey line reflects the hypothetical return of an investment in the Index excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, assuming a hypothetical Starting Value of 3,831.28, the level of the Index on December 11, 2007, and a Capped Value of $12.30, the midpoint of the range of $12.10 and $12.50.

Example 1—The hypothetical Ending Value is 80% of the hypothetical Starting Value:

Hypothetical Starting Value: 3,831.28

Hypothetical Ending Value: 3,065.02

$10 ×	(3,065.02)	= $8.00
3,831.28

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 103% of the hypothetical Starting Value:

Hypothetical Starting Value: 3,831.28

Hypothetical Ending Value: 3,946.22

$10 +	($30 x	(3,946.22 - 3,831.28))	= $10.90
3,831.28

Payment at maturity (per unit) = $10.90

Example 3—The hypothetical Ending Value is 120% of the hypothetical Starting Value:

Hypothetical Starting Value: 3,831.28

Hypothetical Ending Value: 4,597.54

$10 +	($30 x	(4,597.54 - 3,831.28))	= $16.00
3,831.28

Payment at maturity (per unit) = $12.30         (Payment at maturity cannot be greater than the Capped Value)

Accelerated Return Notes	TS-3

The following table illustrates, for a hypothetical Starting Value of 3,831.28 (the closing value of the Index on December 11, 2007) and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
•	the total amount payable on the maturity date per unit;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•

the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.310% per annum, as more fully described below.

The table below assumes a Capped Value of $12.30, the midpoint of the range of $12.10 and $12.50.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
1,915.64	-50.00%	$5.00	-50.00%	-51.40%	-48.64%
2,298.77	-40.00%	$6.00	-40.00%	-39.32%	-36.71%
2,681.90	-30.00%	$7.00	-30.00%	-28.35%	-25.84%
3,065.02	-20.00%	$8.00	-20.00%	-18.24%	-15.81%
3,448.15	-10.00%	$9.00	-10.00%	-8.83%	-6.46%
3,524.78	-8.00%	$9.20	-8.00%	-7.02%	-4.66%
3,601.40	-6.00%	$9.40	-6.00%	-5.23%	-2.88%
3,678.03	-4.00%	$9.60	-4.00%	-3.47%	-1.12%
3,754.65	-2.00%	$9.80	-2.00%	-1.72%	0.61%
3,831.28 (3)	0.00%	$10.00	0.00%	0.00%	2.33%
3,907.91	2.00%	$10.60	6.00%	5.06%	4.03%
3,984.53	4.00%	$11.20	12.00%	9.95%	5.70%
4,061.16	6.00%	$11.80	18.00%	14.70%	7.36%
4,137.78	8.00%	$12.30 (4)	23.00%	18.56%	9.01%
4,214.41	10.00%	$12.30	23.00%	18.56%	10.63%
4,597.54	20.00%	$12.30	23.00%	18.56%	18.52%
4,980.66	30.00%	$12.30	23.00%	18.56%	26.05%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from December 12, 2007 to February 12, 2009, a term expected to be similar to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.310% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, the closing level of the Index on December 11, 2007. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value. This table assumes a Capped Value of $12.30 (the midpoint of the range of $12.10 and $12.50).

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

Accelerated Return Notes	TS-4

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	Your investment may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

•	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

•	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

•	Exchange rate movements may impact the value of the Notes.

•

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

•	Your return may be affected by factors affecting international securities markets.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales by us and our affiliates may affect your return.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:

•	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

•	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

•	You accept that the return on the Notes will not exceed the Capped Value.

•	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•	You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

•	You are willing to accept that a trading market is not expected to develop for the Notes.

The Notes may not be appropriate investments for you if:

•

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•	You are seeking principal protection or preservation of capital.

•	You seek a return on your investment that will not be capped at a percentage that will be between 21.00% and 25.00%.

•	You seek interest payments or other current income on your investment.

•	You want to receive dividends or other distributions paid on the stocks included in the Index.

•	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Accelerated Return Notes	TS-5

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of the sale.

Accelerated Return Notes	TS-6

The Index

The S&P Asia 50® Index

All disclosure contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Standard & Poor’s as stated in these sources and these policies are subject to change at the discretion of Standard & Poor’s. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

Description of the S&P Asia 50® Index

The S&P Asia 50 Index is published by Standard & Poor’s, a division of The McGraw Hill Companies, Inc. (“Standard & Poor’s” or “S&P”). The S&P Asia 50 Index is designed to provide investors with a tradable and easily replicable snapshot of investable Asia and offers exposure to the largest and most liquid Asian markets of Hong Kong, Korea, Singapore and Taiwan. These countries, aside from Japan, represent the most liquid and investable markets from Asia and the 50 index constituents (the “Index Constituents”) have been selected on the basis of their size, liquidity, sector representation and country representation. The Index Constituents are drawn from a universe of stocks representing over 95% of the market capitalization of the stock exchanges of Hong Kong, Korea, Singapore and Taiwan.

As of December 11, 2007, 21 companies or 47.80% of the market capitalization of the S&P Asia 50 Index included companies from Hong Kong; 11 companies or 24.65% of the market capitalization of the S&P Asia 50 Index included companies from Korea; 12 companies or 19.27% of the market capitalization of the S&P Asia 50 Index included companies from Taiwan; and 6 companies or 8.28% of the market capitalization of the S&P Asia 50 Index included companies from Singapore Stock Exchange. A table listing the Index Constituents as December 11, 2007 is attached as Annex A to this term sheet.

The following graph sets forth the historical performance of the Index in the period from May 2004 through November 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On December 11, 2007 the closing level of the Index was 3,831.28.

Accelerated Return Notes	TS-7

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-4 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement ARN-4) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date.

Sale or Exchange of the Notes. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale or exchange.

Possible Future Tax Law Changes. On Friday, December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. Inc. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-4.

Experts

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting, included as Exhibit 99.1 in the Current Report on Form 8-K dated November 13, 2007 (“November 13, 2007 Form 8-K”) and the related financial statement schedule included in ML&Co.’s Form 10-K for the year ended December 29, 2006 are incorporated in this term sheet by reference, and have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006, the three-month and six-month periods ended June 29, 2007 and June 30, 2006, and the three-month and nine-month periods ended September 28, 2007 and September 29, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports for the quarters ended March 30, 2007, included as Exhibit 99.3 in the November 13, 2007 Form 8-K, June 29, 2007, included as Exhibit 99.2 in the November 13, 2007 Form 8-K, and September 28, 2007 included in ML&Co.’s Quarterly Reports on Form 10-Q (which reports include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information.

Accelerated Return Notes	TS-8

Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Accelerated Return Notes	TS-9

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement ARN-4 dated November 27, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507253700/d424b2.htm

•	Index Supplement I-1 dated June 6, 2007

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Accelerated Return Notes	TS-10

The following table lists the stocks comprising the S&P Asia 50® Index as of December 11, 2007. These stocks are subject to change at any time.

Company	Country	Percentage Weight in the Index

Asustek Computer Inc	Taiwan	1.12%

BOC Hong Kong Holdings Ltd	Hong Kong	0.99%

Cathay Financial Holding Co Ltd	Taiwan	1.32%

Cheung Kong Holdings Ltd	Hong Kong	2.62%

China Communications Construction Co Ltd	Hong Kong	1.20%

China Construction Bank Corp	Hong Kong	3.06%

China COSCO Holdings Co Ltd	Hong Kong	0.63%

China Life Insurance Co Ltd	Hong Kong	4.01%

China Mobile Ltd	Hong Kong	8.97%

China Steel Corp	Taiwan	1.17%

Chinatrust Financial Holding Co Ltd	Taiwan	0.57%

Chunghwa Telecom Co Ltd	Taiwan	0.97%

Citic Pacific Ltd	Hong Kong	0.59%

CLP Holdings Ltd	Hong Kong	1.15%

CNOOC Ltd	Hong Kong	2.45%

DBS Group Holdings Ltd	Singapore	1.56%

Esprit Holdings Ltd	Hong Kong	1.46%

Formosa Chemicals & Fibre Corp	Taiwan	0.84%

Formosa Plastics Corp	Taiwan	1.34%

Hang Seng Bank Ltd	Hong Kong	1.46%

HON HAI Precision Industry Co Ltd	Taiwan	3.22%

Hong Kong & China Gas Co	Hong Kong	1.07%

Hong Kong Exchanges and Clearing Ltd	Hong Kong	3.09%

HongKong Electric Holdings	Hong Kong	0.69%

Hutchison Whampoa Ltd	Hong Kong	2.40%

Accelerated Return Notes	TS-11

Hyundai Heavy Industries	Korea	1.80%

Hyundai Mobis	Korea	0.60%

Hyundai Motor Co	Korea	1.29%

Industrial & Commercial Bank of China	Hong Kong	3.49%

Keppel Corp Ltd	Singapore	1.09%

Kookmin Bank	Korea	2.38%

KT&G Corp	Korea	1.23%

LG Electronics Inc	Korea	1.06%

Li & Fung Ltd	Hong Kong	0.91%

MediaTek Inc	Taiwan	1.27%

Nan Ya Plastics Corp	Taiwan	1.77%

Oversea-Chinese Banking Corp	Singapore	1.61%

PetroChina Co Ltd	Hong Kong	3.60%

POSCO	Korea	4.49%

Samsung Corp	Korea	0.91%

Samsung Electronics Co Ltd	Korea	7.78%

Shinhan Financial Group Co Ltd	Korea	2.04%

Singapore Airlines Ltd	Singapore	0.59%

Singapore Telecommunications Ltd	Singapore	1.63%

SK Telecom Co Ltd	Korea	1.08%

Sun Hung Kai Properties Ltd	Hong Kong	2.90%

Swire Pacific Ltd	Hong Kong	1.08%

TSMC	Taiwan	4.89%

United Microelectronics Corp	Taiwan	0.78%

United Overseas Bank Ltd	Singapore	1.80%

Accelerated Return Notes	TS-12